October 10, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	RiverPark Funds Trust
SEC	File No. 333-227107

Dear Ladies and Gentlemen:

On behalf of RiverPark Funds Trust (the “Trust”), attached herewith for filing please find Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 (“Amendment No. 2”). Amendment No. 2 is being filed to respond to the SEC Staff’s comments on the Trust’s Registration Statement on Form N-14 in connection with the anticipated reorganization of RiverPark Floating Rate CMBS Fund into this new series.

Questions concerning Amendment No. 2 may be directed to the undersigned at (212) 885-5436.

Very truly yours,

/s/ Elena Jacque

Elena Jacque